Exhibit (a)(1)(vi)

Tender Offer Instructions for Golub Capital Private Credit Fund – December 2024 Quarterly Tender Offer

The below instructions are intended for investors who are seeking to tender their Golub Capital Private Credit Fund (the “Fund”) shares. If you are not interested in selling your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below, all Shares that have been issued after January 1, 2024 will be subject to an “early repurchase deduction” (except in the case of death, divorce or qualified disability of a shareholder and certain discretionary model portfolio management programs), which will reduce your proceeds by 2%. Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered shall not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on December 23, 2024 and end at 11:59 p.m., Eastern Time, on February 3, 2025. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Tender Offer Documents

⮚	Investors should receive notification of the tender offer on or around December 23, 2024.

⮚	Should you wish to tender all or some of your Shares during this tender offer period, you are required to complete the Letter of Transmittal sent to you and return it as required. A shareholder who holds Shares through a Financial Advisor should NOT submit the attached Letter of Transmittal to the Fund.

⮚	If you have any questions, please refer to the Offer to Purchase document sent to you, which contains additional important information about the repurchase offer, or call (844) 373-0973.

Submission of Tender Offer Documents

⮚	Please complete the Letter of Transmittal and return it by mail or email to the Fund’s transfer agent, SS&C GIDS, Inc., Attention: Golub Capital Private Credit Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal.

⮚	All tenders of Shares must be received in good order by the Fund’s transfer agent by 11:59 p.m., Eastern Time, on February 3, 2025.

1.	Email

golubai@sscinc.com

Note, please copy IC@golubcapital.com when submitting paperwork to the above mailbox.

There are limitations to how files can be received electronically by the golubai@sscinc.com mailbox that are outlined below.

o	Encrypted emails and .zip files cannot be accepted

o	Password protected documents cannot be accepted

o	Emails cannot exceed 35MB

o	Multiple tenders must be submitted individually

2.	Overnight Mail

801 Pennsylvania Ave, Suite 219098

Kansas City, MO 64105-1307

3.	Regular Mail

P.O. Box 219098

Kansas City, MO 64121-9098

All shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. A shareholder who holds Shares through a Financial Advisor should NOT submit the attached Letter of Transmittal to the Fund.